The best way to beat cancer is to catch it early. Advancing cancer screening with CDA technology and multi-disciplinary expertise. December 2019 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No: 333-234408 December 5, 2019

Free Writing Prospectus Disclosure AnPac Bio-Medical Science Co., Ltd., or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting WestPark Capital, Inc. at 1900 Avenue of the Stars, Suite 310 Los Angeles, CA 90067, attention: Jay Stern, by telephone at (310) 843-9300 or via email: jstern@wpcapital.com, or Univest Securities, LLC at 375 Park Avenue #1502, New York, NY 10152, attention: Edric Guo, by telephone at (212) 343-8888 or via email: info@univest.us. You may also access the Company's most recent prospectus dated December 5, 2019, which is included in Amendment No. 2 to the Company's registration statement on Form F-1, as filed with the SEC on December 5, 2019, or Amendment No. 2, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1786511/000119312519306681/d757284df1a.htm. This presentation contains forward-looking statements, including statements about the Company’s business outlook, strategy and market opportunity, and statements that may suggest trends for its business. These statements are individually and collectively forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made only as of the date of this presentation are based on estimates and information available to the Company at the time of this presentation. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may be beyond the Company’s control. Therefore, prospective investors are cautioned that actual results may differ materially from those set forth in any forward-looking statements herein. We urge you to review the risk factors discussed in the “Risk Factors” section in the Company’s prospectus. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Any forward-looking statements and projections made by others in this presentation are not adopted by the Company and the Company is not responsible for the forward-looking statements and projections of others. Except as otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Transaction Overview Issuer AnPac Bio Technology Exchange/Proposed Ticker Nasdaq/ANPC Maximum Offering Size and Over-Allotment $23.3 MM Plus 15% Offering Type Class A Ordinary Shares represented by ADSs Price Range $12.00 - $14.00 / ADS Use of Proceeds Approximately 30% for research studies in China and the U.S. & the development of new cancer screening & detection tests & technologies Approximately 30% for the expansion of marketing & sales channels in China & clinical laboratory expansion in the U.S. Approximately 40% for general corporate purposes Joint-Book Running Managers WestPark Capital & Univest Securities Auditor E & Y IPO Legal Counsel Cleary Gottlieb

Early Cancer Screening and Detection Saves Lives and Reduces Costs 18M New cases of cancer worldwide in 2018 Because early cancer screening and detection potentially shifts cancer diagnosis and treatment to earlier stages of the disease, it can improve patients’ treatment outcomes. 20.4M Expected to reach in 2023 Early stage treatment regimens typically significantly reduce the patient’s lifetime direct medical cost for cancers. The estimated lifetime cost of treatment for a cancer diagnosed at an advanced stage is roughly twice that of a cancer diagnosed at an early stage.  However, early cancer screening and detection remains one of the most challenging tasks in the medical field, due to the difficulties in finding cancers early, accurately and cost-effectively. Cancer is a leading cause of mortality and morbidity around the world.

Executive Profiles Dr. Yu has enjoyed a successful career as an innovator in semi-conductor, materials and life sciences. Worked for three U.S. Fortune 500. First or principal Inventor of over 300 patent applications spanning semiconductor, materials and life science. Proven history developing innovative products. Received his bachelor and master’s degrees in physics from the University of Missouri Kansus-City Campus, and a doctoral degree in physics from the Pennsylvania State University. His master’s and doctoral dissertations both addressed innovative detection techniques. Renowned expert in a molecular epidemiology, with training in medicine, epidemiology, and clinical biochemistry. 20 year career in leading-edge cancer research including, breakthrough work in the areas of carcinogenic factors & molecular epidemiology. Professor & Research Director at University of Hawaii & Adjunct Professor at Yale University. Received his doctor's degree in medicine from Shanghai First Medical College in 1983. He also received a master of science degree in epidemiology and a PhD in clinical biochemistry from University of Toronto in 1990 and 1996, respectively. Served as a general partner at Stirrfir Investment Management Co. Ltd., Chairman of RTS Management (Shanghai) Co. Ltd., and Managing director of Hong Kong Pro-Health Technology Co. Ltd., and Shanghai Pro-Health Medical Devices Co. Ltd. Was Chief Scientific Officer at Wex International Inc. (a subsidiary of a U.S. listed company) and an adjunct professor at Anhui College of Traditional Chinese Medicine. Has published a number of medical research papers and scientific articles in professional journals and was awarded the Hong Kong Industrial Award for a medical device that he led in research and development. Received his bachelor’s degree in medicine from Anhui Medical University, a master’s degree in medicine from Sun Yat-San University of Medicine, and an Advanced Certificate of the EMBA CEO Program from Fudan University, School of Economics. Dr. Chris Yu CEO & Co-founder Dr. Herbert Yu Co-founder/Chief Medical Officer Weidong Dai China General Manager Rain Yu Zhang Chief Financial Officer Served as a general manager-operation at Buckman Laboratories (Asia) Pte. Ltd. (Singapore) and finance director at Buckman Laboratories Shanghai Chemicals Co., Ltd. She is a Chartered Global Management Accountant (CGMA) and Certified Public Accountant. Received bachelor’s degree in accounting from Shanghai University of Finance and Economics and master’s degree in business administration from AnTai College of Economics & Management, Shanghai Jiao Tong University.

Overview

Early cancer screening saves lives and dramatically reduces costs.

AnPac Bio is a biotechnology company focusing on a new technology for early cancer screening and detection.

AnPac Bio's technology is a multi-cancer screening and detection test that uses innovative, patented Cancer Differentiation Analysis (CDA) technology and proprietary cancer-detection device.

Significant cost advantages compared to other screening technologies

As of September 30, 2019, AnPac Bio had **121 issued patents** around its Cancer Differentiation Analysis ("CDA") technology.

Ability to detect earlier including cancers & pre-cancer diseases:

Covering over 80% of cancer incidences in China from 2013 to 2018

In additional to cancer screening, AnPac Bio's CDA technology has demonstrated potential **to assist physicians in cancer diagnosis, prognosis and recurrence.**

Since 2015, generated revenues providing cancer screening services in China with one of the **largest global blood databases of over 140,000 blood samples.**

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Key Facts 2010 Founded in 101 Employees* ~140K General population screening & research study blood samples 2 clinical laboratories in China* 210 patent applications globally (including 121 issued)* 121 patents issued* 1st in 2018 volume of next generation commercial cancer screening and detection tests conducted in China** 1 clinical laboratory in US* 2nd largest clinical sample database size for cancer screening & detection globally as of June 30, 2019** Company Technology *As of September 30, 2019 **Frost & Sullivan – Among companies offering next generation early cancer screening and detection technologies ***According to our public searches, some of our patents, including our newly issued U.S. patents, have been cited by patent examiners and third parties (including a number of well-known global corporations and Fortune 50 companies). For example, as of October 31, 2019, one of our U.S. patents issued in 2018 had been cited 23 times in patent applications of globally well-known corporations including those based in the U.S. and China.

Overview Cont. AnPac Bio’s 101 employees comprise creative and innovative scientists, researchers, engineers, and business professionals in China and the U.S.. Educated at internationally-acclaimed, universities and educational institutions (such as Yale University); and recruited from Fortune 500, NYSE- and NASDAQ-listed. 101 Employees* *As of September 30, 2019 **Lease signed & build-out of office and lab in progress

CDA Technology

Cancer Differentiation Analysis (CDA) A multi-cancer screening test and analysis platform to detect and assess overall cancer risk. CDA analyzes biophysical properties in human blood. Research shows a correlation between biophysical properties (acoustical, electrical, magnetic, nano-mechanical and optical properties) and cancer occurrence. Our proprietary CDA device uses an integrated sensor system to detect certain biophysical signals in blood samples at multiple biological levels (protein, cellular and molecular) using multiple measurement parameters. Standard Blood Sample required for testing for up to 26 cancer types in the body ~80%-90% sensitivity & specificity for most cancer types that our CDA Technology could detect as of September 30, 2019 889 Individuals screened out and identified with an early stage of disease as of October 25, 2019 ~100K commercial paid tests performed as of September 30, 2019 40K Retrospective & prospective samples through research studies as of September 30, 2019

CDA Testing Process Fully Automated Cancer Detection Device from Sample to Data Report Blood Sample Sample preparation Detection using sensors Sample discharge and cleaning Data transfer and processing Heating and/or adding reagent(s) (optional) Multi-parameter detection at various levels including at a protein & cellular level AnPac Bio cancer detection device AnPac Bio Sample Test Report CDA Cutoff Values Low Risk: Below 42 CDA Value Medium Risk: 42 to below 50 CDA Value High Risk: 50 and above CDA Value

Winning the China Market Employer-provided annual physicals are very common in China. $27.7B In 2014 $58.8B In 2018 $115.1B In 2023 20.7% Increase Expected to reach Based on China’s large population, the market potential in China for early cancer screening and detection technologies increased at a CAGR*: Our existing customers in China consist primarily of life insurance companies and other corporations, which offer our CDA-based tests to their insured customers and/or employees. We also attract customers by offering our CDA-based tests as part of annual physical checkup packages and by engaging sales agents to market our tests. AnPac Bio has obtained a Class II NMPA medical device registration certificate and has applied for Class III NMPA medical device registration certificate. The Company believes that it will then be able to place our devices in Chinese hospitals. *Source: Frost & Sullivan

Target Markets & Competitive Landscape Application for CDA Technology: AnPac Bio is applicable at all points throughout the cycle. Screening Assisting Diagnosis Prognosis | Therapy Selection Recurrence Monitoring Many other liquid-based cancer screening and detection technologies focus on biochemical signals (such as conventional biomarkers), genomic signals (such as ct-DNAs) and CTCs (circulating tumor cells in the blood) and can typically only determine whether or not cancer has occurred at a static point in time. Some cancer types, such as esophageal cancer and brain cancer, do not have corresponding biomarkers. On the other hand, ct-DNAs and CTCs are only detectable after a tumor has formed, and as such, their physical expressions of information, or signals, are typically weak during the early stages of a cancer as their concentrations in the blood are relatively low. Moreover, ct-DNA- and CTC-based technologies typically require complex and expensive gene sequencing machines and micro-electrical mechanical devices, respectively, to amplify relatively weak signals for cancer screening and detection purposes. AnPac Bio’s CDA technology is a platform by which we can assess the overall cancer risk for individuals combined with existing bio-markers tests to identify where the cancer is most likely located at a competitive price point.

U.S. Penetration Roadmap Established major U.S. research partners San Jose Lab CLIA Certification 2nd Lab to be established in Pennsylvania in 2020 Sometime in 2020, we plan to begin marketing our CDA-based test as a laboratory-developed test, or LDT in the U.S. Awarded the Minority Health Products & Services Firm of the Year by the U.S. Department of Commerce Current Publications & Presentation (Breast Cancer symposium, ASCO, etc.)

Meta-Analysis CDA Data on Various Types of Cancer* Breast Cancer (493) Sen.: 74.6%, Spec.: 92.2% Liver Cancer (804) Sen.: 92.3%, Spec.: 93.2% Cerebral Cancer (93) Sen.: 89.2%, Spec.: 89.9% Lung Cancer (2,277) Sen.: 82.4%, Spec.: 83.0% Pancreatic Cancer (162) Sen.: 89.3%, Spec.: 90.6% Prostatic Cancer (46) Sen.: 90.7%, Spec.: 93.2% Lymphoma (528) Sen.: 87.1%, Spec.: 92.4% Gastric Cancer (1,438) Sen.: 88.7%, Spec.: 93.8% Nasopharyngeal Cancer (188) Sen.: 86.6%, Spec.: 89.1% Esophageal Cancer (2,253) Sen.: 85.8%, Spec.: 93.0% Colon Cancer (884) Sen.: 89.4%, Spec.: 91.2% Rectum Cancer (653) Sen.: 89.2%, Spec.: 88.0% Ovarian Cancer (474) Sen.: 90.5%, Spec.: 90.1% Uterine Cancer(164) Sen.: 87.2%, Spec.: 92.3% Cervical Cancer (401) Sen.: 87.0%, Spec.:90.2% * As of September 30, 2019 **Meta-analysis is a statistical analysis of a large collection of analysis results from individual studies for the purpose of integrating the findings. Sample size is indicated adjacent to each cancer type in parenthesis.

Case Studies *As of October 25, 2019, we had contacted over 12,000 tested individuals. Based on the feedback from these calls, around 889 of the tested individuals had been diagnosed with various major diseases or cancers by third-party hospitals and medical institutions within two years of taking our CDA-based test. In 2017, a 51-year-old man was indicated by our test to have medium overall cancer risk. In 2018, he took our test again and this time, his overall cancer risk level had risen to “high risk.” The customer was not concerned about our test results until he was found having polyps—a common pre-cancer disease—during a colonoscopy examination. He then took a polyps removal surgery. During the surgery, the surgeons determined that he was actually inflicted by early-stage colorectal cancer. A 71-year-old man took our test in April 2017. The test results showed that he had a high risk of cancer, because his overall CDA value was high. In addition, his relevant itemized CDA value exceeded the normal value, indicating prostate cancer. The customer then visited a grade-A hospital for an MRI examination, which showed no abnormality. During this customer’s follow up communication with us, our customer support and service personnel advised him to further conduct a tissue biopsy test. The tissue biopsy showed that he had early stage prostate cancer. Case Study #1 Case Study #2

Prognosis & Follow-up Data of CDA Values We tracked a number of patients throughout their approximately three years of cancer treatment. The graph illustrates the changes of a representative patient’s CDA values throughout the tracking period. CDA in Long-Term Cancer Monitoring (Stage IIA Lung Cancer, following Surgery began Chemotherapy) 0 250 500 750 Time (days) 0 50 100 Value Variable PTF CTF CDA

Retrospective Studies & Published Work 2015 ASCO Annual Meeting, J Clin Oncol 33, e12578, 2015 (co-author: Cancer Hospital of Chinese Academy of Medical Sciences) 2015 Nobel Prize Laureate Summit on Biomedical Sciences (co-authors: Shanghai Changhai Hospital and School of Life Science of Fudan University) 2015 San Antonio Breast Cancer Symposium (10.1200/JCO.2015.33.28_Suppl.13) 2017 ASCO Annual Meeting, J Clin Oncol 35, e23131, 2017 (co-authors: Shanghai Changhai Hospital and School of Life Science of Fudan University) 2017 Gastrointestinal cancers Symposium (San Francisco), J Clin Oncol 35, 2017 (suppl 4S; abstract 42) 2019 ASCO Annual Meeting, J Clin Oncol 37, e20673, 2019 (co-authors: Shanghai Changhai Hospital and Lishui Central Hospital) 2019 Shenzhen New Horizons in Cancer Research

Competitive Advantages We believe that the advantages of our CDA technology summarized below can help us seize the tremendous market opportunity: Numerous research studies have demonstrated our CDA technology’s ability to detect early-stage cancers with high sensitivity and specificity rates, including those cancers generally considered difficult for liquid-based technologies to test with high accuracy, such as lung and esophageal cancers. Our CDA technology is liquid-based, and our tests require only a standard blood sample from a tested individual, which minimizes the invasive procedure required, making our tests side effect-free. Retrospective validation studies have shown that our CDA technology, combined with our CDA device, can detect the risk of up to 26 types of cancer using a single blood test. We developed our CDA technology and our patented CDA device entirely in-house. Our CDA device is much less costly to manufacture than gene sequencing machines used by ct-DNA-based technologies and micro-electrical mechanical devices used by CTC-based technologies. The lower cost of our device substantially reduces our capital expenditure investment and operational costs compared to these other technologies. As a result, our CDA tests are much less expensive than a typical ct-DNA- or CTC-based test.

Financial Summary

Financial Profile 2018 YOY Financial Growth +80.3% +115.2% +80% From 2017 to 2018 Revenue growth *Represents total commercial tests

Financial Profile 9 months Ended 9/30 2018 vs. 2019 Growth +43.1% +22.3% From 9 months ended September 30, 2018 to 9 months ended September 30, 2019 Revenue growth *Represents total commercial tests +22.3%

Financial Highlights Financial Snapshot (000’s) % Growth Revenues (RMB) FYE 2017 vs. 2018 ¥5,686 ¥10,250 80.3% 9/30 2018 vs. 2019 ¥6,631 ¥8,113 22.3% Commercial Paid Tests FYE 2017 vs. 2018 19,336 41,607 115.2% 9/30 2018 vs. 2019 29,036 41,544 43.1% Gross Profit Margin FYE 2017 vs. 2018 30.5% 44.7% 9/30 2018 vs. 2019 45.2% 47.4%

Summary Financial Data 1. The increase from the nine months ended September 30, 2018 to the same period of 2019 was due primarily to an increase in share-based compensation and an increase in professional service fees, mainly related to this offering. Financial Snapshot (000’s) FYE 12/31 9 Months Ended 9/30 2019 2020 2021 2022 2017 2018 2018 2018 2019 2019 RMB RMB USD RMB RMB USD Revenues Cancer Screening and Detection Tests ¥5,203 ¥9,557 $1,337 $6,106 $7,677 $1,074 $1,611 $6,444 $25,776 $51,552 4,000,214.4000000004 11,772,816.342857145 26,378,199.657142859 Physical Checkup Packages 483 693 97 525 436 61 91.5 201.3 442.86000000000007 664.29000000000008 Total Revenues ¥5,686 ¥10,250 $1,434 $6,631 $8,113 $1,135 $1,702.5 $6,645.3 $26,218.86 $52,216.29 % Growth 0.80300000000000005 0.22349570200573066 2.9032599118942732 2.945474244955081 0.99155455271510662 Cost of Sales $-3,954 $-5,672 $-,794 $-3,634 $-4,266 $-,597 -851.25 -3189.7440000000001 -12585.052799999999 -25063.819199999998 Gross Profit ¥1,732 $4,578 $640 $2,997 $3,847 $538 $851.25 $3,455.556 $13,633.807200000001 $27,152.470800000003 Gross Profit Margin % 0.30499999999999999 0.44700000000000001 0.44700000000000001 0.45196802895490878 0.47417724639467523 0.47400881057268723 0.5 0.52 0.52 0.52 Net Loss attributable to ordinary shareholders1 $,-39,076 $,-42,063 $-5,885 $,-32,226 $,-68,505 $-9,584 Net Cash Used in Operating Activities $,-21,641 $,-31,147 $-4,358 $,-23,031 $,-32,616 $-4,561 2017 2018 % Growth Revenues: FYE 2017 vs. 2018 $5,686 $10,250 0.80267323250087941 9/30 2018 vs 2019 $6,631 $8,113 0.22349570200573066 Commercial CDA-based Tests: FYE 2017 vs. 2018 19,336 41,607 1.151789408357468 37236 $0.34670391061452516 9/30 2018 vs 2019 29,036 41,544 0.43077558892409423 $4.8503321610003911E-2 -8.728551336146273E-2 Gross Profit Margin: FYE 2017 vs. 2018 0.30499999999999999 0.44700000000000001 0.46557377049180332 9/30 2018 vs 2019 0.45196802895490878 0.47417724639467523 4.9% 4375000 10 43,750,000 ,350,000,000

Exhibits

Exhibit: Patent Detail* 210 Patent applications filed globally (including 121 issued) 20 Countries and regions 121 Patents have been issued nearly *As of September 30, 2019 ***According to our public searches, some of our patents, including our newly issued U.S. patents, have been cited by patent examiners and third parties (including a number of well-known global corporations and Fortune 50 companies). For example, as of October 31, 2019, one of our U.S. patents issued in 2018 had been cited 23 times in patent applications of globally well-known corporations including those based in the U.S. and China.

Current Situation of Cancer Diagnosis & Significance of Early Detection in China Certain cancer types, such as breast and cervix cancer have a higher possibility of being diagnosed at an early stage due to the implementation of screening programs, and the proportion of patients being diagnosed at the early stages was 83% and 55% for these two cancers respectively. In contrast, esophagus, liver and colorectum cancers are usually diagnosed at a later stage, with nearly 90% of the patients at advanced stage, indicating a huge market potential for early cancer detection. For esophagus, colorectum, cervix and breast cancers, the 5-year relative survival rates at early-stage are over 80%, emphasizing the importance of early cancer detection. For all selected cancer types, the 5-year relative survival rates at advanced stage decline significantly compared with those at early stage. Proportion of Early-stage Cancer & 5-year Survival Rate in China Source: Literature research, Frost & Sullivan analysis Liver Esophagus Lung Breast Proportion of early–stage cancer 5-year relative survival rates of early-stage cancer Stomach Cervix Colorectum Proportion of Advanced Cancer & 5-year Survival Rate in China Proportion of advanced cancer 5-year relative survival rates of advanced cancer Liver Esophagus Lung Breast Stomach Cervix Colorectum Survival Rate Data is through 2018

Clinical Scenarios of Cancer Diagnosis across the Care Continuum

	Early cancer screening and detection	Therapy selection	Treatment monitoring/ relapse management
Target population in China in 2018	**919.8M** Asymptomatic population at heightened risk of cancer (e.g., due to age, risk factors)	**428.5K** Population diagnosed with cancer	**385.7K** Population in treatment
Objective	• Detection in **pre-symptomatic** cohorts • Full diagnosis needs **additional workup** (e.g., imaging)	• Customization of **treatment regimen**, based on tumor evolution, and biomarkers, among others.	• Serial monitoring of patients in treatment for **lack of response and/or resistance** to more rapidly administer the next line of treatment
Benefits	• Earlier intervention likely leads to provision of localized therapy, and improved clinical outcomes • Supports diagnosis in biopsy-constrained, resource-poor situations	• Enables personalized medicine in surgery-constrained situations • Increases predictability in case of heterogeneous cancers or metastatic diseases	• Reduced need for imaging due to cost and toxicity • Regular, less-invasive testing may improve long-term patient adherence
Challenges	• Rare-event detection with low false-positive rate • Tumor localization • Large clinical trials / HECON • Need for low-cost test	• Tissue-based testing is gold standard • Unclear potential in immuno-oncology where tumor microenvironment is important	• Demonstrates ability to improve patient outcomes • Displaces imaging with compelling cost / benefit data

Source: Frost & Sullivan analysis

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Screening Programs for Cancer Many countries have established screening programs in place for cancers with the highest incidence, in an effort to detect cancers in asymptomatic populations. Source: Globocan, IARC, USPSTF, Frost & Sullivan Analysis Global Incidence in 2018 (Thousand) Available screening modalities Screening program US Ex-US LDCT, chest X-ray Mammography, 3D tomosynthesis, ultrasound Colonoscopy, FOBT, FIT, Cologuard PSA, palpation Endoscopy, X ray AFP blood test, ultrasound Cytology (pap smear) Skin exam Screening programs with unsatisfactory performance None None

Exhibit: Use of Funds We require substantial capital to expand our business, pursue strategic investments and for other reasons, including to: increase our sales and marketing efforts to drive market adoption of our cancer screening and detection tests and address competitive developments; expand our technologies into other types of cancer screening and detection products, such as our CDA test’s application in assistance in diagnosis, prognosis and recurrence; acquire or invest in technologies; seek regulatory and marketing approvals for our cancer screening and detection tests and devices; conduct research studies for our CDA test and any additional cancer screening and detection tests; maintain, expand and protect our intellectual property portfolio; hire and retain additional personnel, such as scientific, quality control and marketing personnel; develop, acquire and improve operational, financial and management information systems, including personnel to support our product development and help us comply with our obligations as a public company; add equipment and physical infrastructure to support our research and development programs; and finance general and administrative expenses.

CRC Stomach Breast Liver Cervix Lung Esophagus Company A AnPac Company B Company C Company D CRC Prostate Breast Liver Pancreas Lung Kidney Ovarian Cervical Gastric Oesophageal NPC & Lymphoma, MElanoma GRAIL Guardant Health Singlera Genomics Exact Sciences Freenome Owlstone Medical Anchor Dx Natera* Foundation Medicine CellMaxLife MiRxes Product for cancer type in development or on market No known tests on market or in development On market On market On market On market On market On market Exhibit: Competitor Matrix Analysis is based on public statements. Individual competitors may be exploring additional cancer types confidentially. Only the cancers for which an early detection product has been alluded to or publicly announced are included. Colorectum and Lung attract the highest number of core competitors to develop early cancer screening and detection products. Product Type Note: Analysis includes marketed and products in pipeline Source: Frost & Sullivan Report Multi- Cancer Product for cancer type in development or on market

Exhibit: Validation & Studies We have conducted substantial research studies on our CDA technology’s utility and accuracy. Since 2015, we have completed 15 research studies on our CDA technology with five hospitals and medical institutes in China. We have published the results of these studies at important international medical conferences, including the American Society of Clinical Oncology, or ASCO, annual meetings, and in medical journal supplements. We have also completed an additional ten unpublished research studies with nine hospitals and medical institutes in China. Since 2015, we have tested more than 140,000 blood samples collected from various age, sex and disease groups, including approximately 100,000 samples from our commercial CDA-based tests and approximately 40,000 samples from our research studies. Our research studies have demonstrated that our CDA technology can detect the risk of multiple cancers with high sensitivity and specificity rates. We have used meta-analysis to analyze the resulting data of all completed research studies for a specific cancer type up to September 30, 2019 and calculated our CDA technology’s sensitivity and specificity rates for that cancer type. Meta-analysis is a statistical analysis of a large collection of analysis results from individual studies for the purpose of integrating the findings. A number of our research partners, including hospitals and medical institutions in China, have validated our CDA technology’s ability to detect the risk of multiple cancers. This validation has been done through their un-blinding of our single- or double-blinded testing results for tested individuals in their institutions. Single-blinded test refers to the testing process in which we do not know, but our research partners know, about the pathological or clinical information of the tested samples or the makeup of the patient and control groups during the course of testing. By comparison, in double-blinded tests, neither us nor our research partners have this information until the un-blinding step. Un-blinding refers to the disclosure of the previously withheld information to us by our research partners in single-blinded tests, or the publication of this information by a third-party study administrator or by our research partners after they otherwise acquire the information.

Exhibit: Validation & Studies Set forth below are several representative examples of validation studies on our CDA technology that we have completed with Chinese hospitals: Since 2015, we have cooperated with Shanghai Changhai Hospital to research various cancers, including lung cancer. We have published six papers under this project. The latest paper was published at the 2019 ASCO Annual Meeting. In this study, 832 blood samples collected from patients with non-small cell lung cancer, or NSCLC, and 642 blood samples from healthy individuals (as the control group) were tested using our CDA technology. The results indicated that our CDA technology had good sensitivity and specificity rates even for lung cancer at stage I—85.2% and 93.0%, respectively. This hospital is one of the first hospitals that has cooperated with us in conducting research studies. At the 2015 ASCO Annual Meeting, we published a paper evaluating our multi-level, multi-parameter CDA detection method for digestive system cancer diagnosis based on one of our joint research studies with this hospital. Although the sample size was limited, this was the earliest paper comparing our CDA technology with conventional biomarkers. In this study, the hospital collected blood samples from nine HCC patients and six colorectal cancer patients, as well as from a control group of 20 healthy individuals. These blood samples were tested by both our CDA technology and methods based on conventional biomarkers, including AFP and carcinoembryonic antigen, or CEA. The results showed that there was a significant statistical difference in the measured overall CDA value between each of the HCC and colorectal cancer patient groups and the control group. Specifically, in the HCC group, our CDA technology had a sensitivity rate of 77.0% compared to the AFP-based method’s 33.0%, while the specificity rates of both methods were similar. In the colorectal cancer group, our CDA technology had a sensitivity rate of 83.0% compared to the CEA-based method’s 33.0%, while the specificity rates of both methods were similar. We have collaborated with Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University, or Lishui Central Hospital, primarily in liver and lung cancer studies. We published two papers, one on HCC and one on NSCLC, at the 2015 ASCO Annual Meeting. In the HCC study, blood samples were collected from 485 HCC patients, 64 cirrhosis patients and 44 patients with benign liver diseases, or BLD, as well as from a control group of 75 healthy individuals. All the samples were tested using our CDA technology. The results indicated that there was a significant statistical difference in the measured overall CDA value between the HCC patient group and each of the control, BLD, and cirrhosis groups. In the NSCLC study, three groups of blood samples were tested using our CDA technology, which included 383 samples collected from NSCLC patients, 103 samples from patients with non-cancerous lung diseases and a control group of 149 healthy individuals. The results indicated that our CDA technology can detect NSCLC with the sensitivity of 87.7% and specificity of 79.9%. Shanghai Changhai Hospital A Cancer Hospital in Beijing Lishui Central Hospital, the Fifth Affiliated Hospital of Wenzhou Medical University